Exhibit 23.1

INDEPENDENT AUDITORS’ CONSENT

We consent to the incorporation by reference in this Registration Statement of DTE Energy Company on Form S-3 of our report dated March 1, 2004 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the change in the methods of accounting for asset retirement obligations, energy trading contracts and gas inventories in 2003, goodwill and energy trading contracts in 2002 and derivative instruments and hedging activities in 2001), appearing in the Annual Report on Form 10-K of DTE Energy Company for the year ended December 31, 2003 and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

Detroit, Michigan
March 4, 2004